

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Jian Zhang
Chairman and Chief Executive Officer
Distoken Acquisition Corporation
Unit 1006, Block C, Jinshangjun Park
No. 2 Xiaoba Road, Panlong District
Kunming, Yunnan, People's Republic of China

       Re: Distoken Acquisition Corporation
           Pre-effective Amendment 1 to Registration Statement on Form S-1
           Filed October 9, 2020
           File No. 333-248822

Dear Mr. Zhang:

     We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide information so that we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed October 9, 2020

Exhibit 4.4
Section 9.3, page 14

1.   Revise this exhibit to conform with the disclosure on pages 28 and 99 in the prospectus by stating that the provision is applicable to claims under the Securities Act but is inapplicable to claims under the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum, or tell us how you will make future investors aware of the limited applicability of the provision. For example, will you include disclosure in your future applicable filings under the Exchange Act?

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard I. Anslow, Esq.